KIRKLAND LAKE GOLD REPORTS ADDITIONAL HIGH-GRADE INTERSECTIONS AT DETOUR LAKE SADDLE ZONE

  Drilling in central portion of Saddle Zone intersects broad zone of high-grade mineralization, confirms continuity of mineralized structure between Main and West pits

    Key intercepts: 1.10 grams per tonne ("gpt") over 142.0 meters ("m"), including 9.39 gpt over 2.0 m, 2.15 gpt over 16.0 m, 1.23 gpt over 12.0 m1

  Drilling in west portion of Saddle Zone intersects mineralization up to 420 m below West Pit reserve shell

    Key intercepts: 1.80 gpt over 58.5 m, including 5.76 gpt over 2.8 m and 19.29 gpt over 2.0 m; 2.02 gpt over 38.1 m; 2.39 gpt over 29.0 m, including 11.57 gpt over 2.8 m and 10.01 gpt over 2.0 m; 1.47 gpt over 39 m; 1.40 gpt over 26.6 m, including 8.04 gpt over 2.0 m; 1.39 gpt over 25.5 m, including 8.74 gpt over 2.0 m; 1.51 gpt over 18.7 m, including 8.87 gpt over 2.0 m

  Drilling in eastern portion of Saddle Zone intersects mineralization up to 420 m below Main Pit reserve shell

    Key intercepts: 1.42 gpt over 78.0 m, including 8.54 gpt over 3.0 m and 5.25 gpt over 6.0 m; 1.38 gpt over 73.0 m, including 6.89 gpt over 3.0 m; 1.08 gpt over 51.0 m, including 5.96 gpt over 3.0 m; 1.21 gpt over 43.0 m; 0.90 gpt over 51.0 m; and 8.68 gpt over 2.0 m.

1. True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

Toronto, Ontario - September 9, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 8 holes (9,171 m) and one wedge hole (1,143 m) of drilling at the Detour Lake property. The new holes being reported are the second batch of results from the recently announced 250,000 m exploration program. The Company is targeting completion of the program by the end of 2021 in order to collect information for updated, and potentially expanded, Mineral Resource and Mineral Reserve estimates. The new holes announced today are all from drilling in the Saddle Zone, located in an area between the Main Pit and West Pit locations that is underexplored, has no Mineral Reserves and only limited Mineral Resources.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "Today's results are extremely encouraging and support our view that there is a much larger deposit around the Main Pit and West Pit locations than is currently included in Mineral Reserves. In fact, based on results and observations to date, there is increasing evidence that there is a broad and continuous corridor of mineralization extending between the two pit locations to a depth of up to 820 m below surface. Upon completing the acquisition of Detour Gold Corporation at the end of January, we immediately focused in on the Saddle Zone as a high-potential target where there had been very limited previous drilling. Results from drilling in the Saddle Zone have included numerous intersections containing attractive grades over substantial widths, which highlight the potential for significant growth in open-pit Mineral Resources and also are supportive of a potential underground mining concept, which could add higher-grade mill feed to our production profile."

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West Portion of Saddle Zone

Drilling in the west portion of the Saddle Zone included four holes (4,169 m) and one wedge hole (1,143 m) which targeted the Detour Mine Trend ("DMT") directly east of the West pit between 400 and 600 m below surface.

Significant results from the drilling include: 1.17 gpt over 17.0 m and 1.80 gpt over 58.5 m, including 5.76 gpt over 2.8 m and 19.29 gpt over 2.0 m, from DLM-20-015; 2.39 gpt over 29.0 m, including 11.57 gpt over 2.8 m and 10.01 gpt over 2.0 m, 1.47 gpt over 39.0 m, 1.43 gpt over 17.6 m, and 1.39 gpt over 25.5 m, including 8.74 gpt over 2.0 m, from hole DLM-20-010; 1.51 gpt over 18.7 m, including 8.87 gpt over 2.0 m, 1.40 gpt over 26.6 m, including 8.04 gpt over 2.0 m and 2.02 gpt over 10.0 m, including 6.30 gpt over 2.0 m, from hole DLM-20-012; and 2.02 gpt over 38.1 m from DLM-20-010W. These holes were drilled on a section 100 m east of previously announced hole DLM-20-04, which intersected 1.25 gpt over 65.0 m and 1.41 gpt over 121.0 m and 1.03 gpt over 14.8 m (see press release dated June 29, 2020).

Additional results from this area include: 1.28 gpt over 17.0 m, including 7.58 gpt over 2.0 m, and 1.23 gpt over 14.0 m, including 6.89 gpt over 2.0 m from hole DLM-20-009, which was drilled 80 m west of DLM-20-04 and 200 m below the West pit reserve shell.

Central Portion of the Saddle Zone

Drilling in the central portion of the Saddle Zone included one hole (1,095 m) and targeted the DMT approximately midway between the current reserve pits for the Main and West pits and approximately  400 m below surface.

Significant results from the drilling include: 1.10 gpt over 142 m, including 9.39 gpt over 2.0 m, 2.15 gpt over 16.0 m and 1.23 gpt over 12.0 m in hole DLM-20-016, which was drilled 120 m east of DLM-20-15 and 180 m west of previously reported DLM-20-08, which intersected 1.23 gpt over 138.0 m and 1.77 gpt over 37.0 m (see press release dated June 29, 2020). Results from this hole are considered extremely encouraging as it is one of the first to be drilled within the central area of the Saddle Zone and contains mineralization of similar style and gold tenor to that found in the West and Main pits. Given the above intersections and other results from the program, there appears to be strong evidence for a broad continuous corridor of mineralization following the DMT and extending from the Main Pit to the West Pit (a distance of 800 m) and then westwards under the West pit.

East Portion of Saddle Zone

Drilling in the east portion of the Saddle Zone included three holes (3,907 m) and targeted areas along the DMT directly west of the Main Pit Mineral Reserve shell between 380 and 820 m below surface.

Significant results from the drilling including: 1.42 gpt over 78.0 m, including 8.54 gpt over 3.0 m, and 5.25 gpt over 6.0 m, 1.08 gpt over 51.0 m, including 5.96 gpt over 3.0 m, 1.21 gpt over 43.0 m, 0.90 gpt over 51.0 m, 1.73 gpt over 15.0 m and 1.50 gpt over 13.0 m from hole DLM-20-014a, which was drilled approximately 380 m below surface and 200 m east of previously announced DLM-20-08 which intersected 1.23 gpt over 138 m (see press release dated June 29, 2020).

Additional results from this area include 1.38 gpt over 73.0 m, including 6.89 gpt over 3.0 m and 1.27 gpt over 12.2 m from hole DLM-20-013a and, 8.68 gpt over 2.0 m, 1.01 gpt over 5.7 m and 0.62 gpt over 10.5 m from hole DLM-20-011 which were drilled 180 m east of hole DLM-20-14a between 750 and 820 m below surface (420 m below the current Main Pit Reserve shell). These holes are among the deepest to test this part of the DTM trend to date and strongly demonstrate that the gold system not only remains open to depth but contains grades which could be of interest for developing either open pit or underground Mineral Resources.

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Based on assay results and other observations obtained from the program to date, the outlook for the project continues to look encouraging with there being evidence of a broad and continuous corridor of mineralization extending between the West and Main pits and to a depth of up to 820 m below surface. The work also suggests that mineralization within the corridor is very similar to that found in the West and Main pits and is hosted mainly by broad zones containing variable amounts of quartz and pyrite, which are controlled mainly by east-west trending, moderately north dipping folds and shear structures which plunge at a shallow angle to the west. Given results to date, the potential to identify further extensions to mineralization as well as potential additions to Mineral Resources and Mineral Reserves between the Main and West pits through additional drilling is considered excellent.

Exploration work at Detour Lake is ongoing with four drills current working, targeting to complete at least 75,000 meters by the end of 2020. The Company plans to increase the number of drills to six in October.

Qualified Persons

The Company's exploration programs at Detour Lake are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Mr. Kallio, as well as Keith Green, P.Geo., Director, Exploration, Canada, and Steve Gray, Exploration Superintendent, Detour Lake Mine, are 'qualified persons' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and have reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control ("QA/QC") program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. Samples are logged and sampled in a secure facility at the Detour mine site and under supervision of Qualified Geologists. NQ sized core is predominantly sawn in half with one half of the core prepared for shipment, the other half of core retained for future assay verification. A smaller percentage of the core is not sawn and shipped as whole core samples. Preparations for shipment include; placing individual samples with corresponding sample tag into sealed plastic bags, which are in turn placed into labelled and zip tied rice bags, and subsequently placed onto pallets, shrink wrapped and couriered to ALS Laboratories in Timmins, Ontario by Manitoulin Transport and to Activation Laboratories in Timmins, by Gold Heart Courier Service. Sample preparation by ALS Laboratories is completed in Timmins then sent to their Vancouver Lab for analysis while both sample preparation and analysis by Activation Laboratories is completed in Timmins.

Assaying of the samples is completed using Fire Assay techniques with samples less than 10 grams per tonne being analyzed with Atomic Absorption (AA) and samples greater than 10 grams per tonne with gravimetric finish. Selected high grade samples are also analyzed using the screen metallics procedure. Internal laboratory checks conducted by ALS include the insertion of 1 blank, 2 certified reference standards and 3 duplicates for every 78 samples (per fusion furnace).

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Internal laboratory checks conducted by Activation Laboratories include the insertion of 2 blanks very 24 samples, 1 prep duplicate every 50 samples, 1 lab duplicate every 10 samples, and multiple certified reference standards for every 24 samples.

Both ALS and Activation Laboratories are certified by the Standards Council of Canada (SCC) which conforms with ASB-RG Mineral Analysis Laboratory for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025 : General Requirements for the Competence of Testing and Calibration Laboratories.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, the ability to potentially identify areas of future extensions to mineralization, expand and add Mineral Reserves and Mineral Resources at the Detour Lake Mine including the potential conversion of Mineral Resources to proven and probable reserves, project economics, timing and scope of future exploration, anticipated costs and expenditures and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

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There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All references to Mineral Resources and Mineral Reserves set out in this news release are in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold

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Table 1. Detour Lake Mine - Saddle Zone -  Significant Assay Results

Target	Hole Number	UTM NAD83		Hole Length (m)	Azimuth (°)	Dip	From (m)	To (m)	Length (m)	Au gpt
		Easting	Northing
West/Main Pit	DLM-20-009	5541659	588965	732.0	180	-55	107.0	115.0	8.0	1.14
	AND						262.0	269.0	7.0	1.19
	AND						483.0	492.0	9.0	1.12
	AND						519.0	533.0	14.0	1.23
	INCL.						526.0	528.0	2.0	6.89
	AND						584.0	601.0	17.0	1.28
	INCL.						590.0	592.0	2.0	7.58
	DLM-20-010	5541604	589128	1046.8	180	-57	30.0	37.0	7.0	1.22
	AND						434.0	460.0	26.0	0.79
	AND						469.0	497.3	28.3	0.61
	AND						619.0	648.0	29.0	2.39
	INCL.						629.0	631.8	2.8	11.57
	INCL.						646.0	648.0	2.0	10.01
	AND						679.0	688.0	9.0	1.11
	AND						742.5	768.0	25.5	1.39
	INCL.						750.2	752.2	2.0	8.74
	AND						828.5	831.0	2.5	3.11
	AND						886.0	925.0	39.0	1.47
	AND						1029.2	1046.8	17.6	1.43
	DLM-20-010W1	5541604	589128	1143	180	-57	854.0	862.0	8.0	0.74
	AND						881.9	920.0	38.1	2.02
	INCL.						900.8	906.3	5.5	5.21
	INCL.						912.0	920.0	8.0	4.72
	AND						1043.7	1048.2	4.5	2.56
	DLM-20-011	5541631	589687	1404	172	-61	458.0	460.0	2.0	8.68
	AND						770.3	776.0	5.7	1.01
	AND						792.0	808.0	16.0	0.52
	AND						1203.0	1213.5	10.5	0.62
	DLM-20-012	5541666	589127	1295	168	-64	502.0	520.7	18.7	1.51
	INCL.						505.0	507.0	2.0	8.87
	AND						532.0	558.6	26.6	1.40
	INCL.						542.8	544.8	2.0	8.04
	AND						582.0	591.8	9.8	0.93
	AND						616.0	624.0	8.0	1.41
	AND						1017.0	1027.0	10.0	2.02
	INCL.						1017.0	1019.0	2.0	6.30
	AND						1037.0	1043.4	6.4	1.51
	DLM-20-013A	5541631	589687	1395	172	-61	923.0	996.0	73.0	1.38

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Target	Hole Number	UTM NAD83		Hole Length (m)	Azimuth (°)	Dip	From (m)	To (m)	Length (m)	Au gpt
		Easting	Northing
West/Main Pit	INCL.						973.0	976.0	3.0	6.89
	AND						1034.0	1036.0	2.0	3.44
	AND						1070.8	1083.0	12.2	1.27
	DLM-20-014A	5541249	589574	1108	177	-71	10.0	23.0	13.0	1.50
	INCL.						12.0	15.0	3.0	4.75
	AND						93.0	95.0	2.0	3.00
	AND						146.0	161.0	15.0	1.73
	INCL.						156.0	161.0	5.0	4.19
	AND						174.0	225.0	51.0	0.90
	AND						259.0	278.0	19.0	0.60
	AND						342.0	385.0	43.0	1.21
	INCL.						366.0	368.0	2.0	7.38
	AND						406.0	420.0	14.0	0.94
	AND						478.0	534.0	56.0	0.76
	AND						564.0	642.0	78.0	1.42
	INCL.						595.0	598.0	3.0	8.54
	INCL.						623.0	629.0	6.0	5.25
	AND						868.0	919.0	51.0	1.08
	INCL.						885.0	888.0	3.0	5.96
	DLM-20-015	5541478	589131	1095	180	-55	350.0	364.0	14.0	0.70
	AND						374.0	397.0	23.0	0.81
	AND						412.0	424.0	12.0	1.12
	INCL.						414.0	416.0	2.0	4.42
	AND						447.3	460.0	12.8	0.98
	AND						471.0	499.0	28.0	0.81
	AND						532.5	591.0	58.5	1.80
	INCL.						545.0	547.8	2.8	5.76
	INCL.						559.0	561.0	2.0	19.29
	INCL.						570.0	576.0	6.0	5.00
	AND						606.2	616.0	9.8	1.29
	AND						635.0	652.0	17.0	1.17
	AND						873.0	892.1	19.1	0.71
	DLM-20-016	589249	5541547	1095	180	-56	361.9	381.5	19.6	0.66
	AND						411.0	482.0	71.0	0.66
	AND						550.0	566.0	16.0	2.15
	AND						591.0	603.0	12.0	1.23
	AND						739.0	881.0	142.0	1.10
	INCL.						874.0	876.0	2.0	9.39
	AND						949.0	951.0	2.0	4.23
	AND						1046.0	1056.0	10.0	1.50

1. Assays are reported uncut.

2. Assay intervals are reported as drill thickness

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Figure 1. Detour Lake Mine - Property Plan View

Property Outline
Detour Lake Mine
58 North Zone
ONTARIO
QUEBEC
10.0 km
Detour Lake Property
UTM NAD 83 Zone 17
Plan View
KL
KIRKLAND LAKE GOLD

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Figure 2. Detour Lake Mine - Longitudinal View

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Figure 3.  Detour Lake Mine - Saddle Zone - Plan View

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